SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 2)(1)

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     ---------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)

                                   G20045 10 3
                                   -----------
                                 (CUSIP Number)

                                February 11, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|   Rule 13d-1(b)

        |_|   Rule 13d-1(c)

        |X|   Rule 13d-1(d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045103                  13G                       Page 2 of 5 Pages
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1     Name of Reporting Person
      I.R.S. Identification No. of Above Person

      ANDREW GASPAR

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2     Check the Appropriate Box If a Member of a Group*
                                    a.  |_|
                                    b.  |X|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      UNITED STATES OF AMERICA
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                  5     Sole Voting Power
  Number of
   Shares               357,882 shares of Class A Common Stock, $.01 par value.
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        357,882 shares of Class A Common Stock, $.01 par value.
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        None
                        --------------------------------------------------------

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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      357,882 shares of Class A Common Stock, $.01 par value.
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      1.99%
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12    Type of Reporting Person*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1 (a). Name of Issuer:

            The name of the issuer is Central European Media Enterprises Ltd. (the "Issuer").

Item 1 (b). Address of Issuer's Principal Executive Offices:

            The Issuer's registered offices are located at Clarendon House, Church Street, Hamilton HM CX, Bermuda. Certain of the Central European Media Enterprises Ltd. group of companies also maintain offices at 18 D'Arblay Street, London W1V 3FP England.

Item 2 (a). Name of Person Filing:

            This report is being filed by Andrew Gaspar (the "Reporting
            Person").

Item 2 (b). Address of Principal Business Office or, if None, Residence:

            The Reporting Person's principal business address is 1301 Sixth Avenue, New York, New York 10019.

Item 2 (c). Citizenship:

            The Reporting Person is a citizen of the United States of America.

Item 2 (d). Title of Class of Securities:

            The report covers the Issuer's Class A Common Stock (the "Class A Common Stock"), par value $.01 per share.

Item 2 (e). CUSIP Number:

            The CUSIP number of the Class A Common Stock is G20045 10 3.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) |_| Broker and dealer registered under Section 15 of the
                    Exchange Act.

            (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) |_| Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) |_| Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) |_| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

            (f) |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

            (g) |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);

            (h) |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) |_| A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act;

                                                               Page 4 of 5 Pages

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box.


Item 4.     Ownership

            (a) Amount beneficially owned: As of June 30, 1998, the Reporting Person beneficially owned 357,882 shares (the "Shares") of Class A Common Stock which includes (i) 4,292 shares of Class A Common Stock held directly by the Reporting Person and (ii) 353,590 shares of Class A Common Stock held by Bukfenc Inc., which is wholly-owned by the Reporting Person and members of his family.

            (b) Percent of class: As of June 30, 1998, the Issuer had outstanding 17,975,088 shares of Class A Common Stock. 357,882 shares of Class A Common Stock held beneficially by the Reporting Person represented 1.99% of the outstanding shares of Class A Common Stock.

            (c) Number of shares as to which the Reporting Person has:

                  (i)   sole power to vote or direct the vote -- 357,882 shares;

                  (ii)  shared power to vote or to direct the vote -- none;

                  (iii) sole power to dispose or direct the disposition of --
                        357,882 shares; and

                  (iv) shared power to dispose or to direct the disposition of -- none.

Item 5.     Ownership of Five Percent or Less of a Class

            As of June 30, 1998, the Reporting Person beneficially owned less than 5% of the outstanding shares of Class A Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

                                                               Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    July 8, 1998
                                                    ---------------------
                                                    Date



                                                    /s/ Andrew Gaspar
                                                    ---------------------
                                                    Signature


                                                    Andrew Gaspar
                                                    ---------------------
                                                    Name